UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

OSL HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

67105N201

(CUSIP Number)

Eric Kotch

258 Washington Avenue

Tappan, NY 10983

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Eric Kotch.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (cashless exercise of warrant)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned By Each Reporting Person With
	7.	Sole Voting Power
15,003,723

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
15,003,723

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
26,625,298 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
9.23% (2)

14.	Type of Reporting Person (See Instructions)
IN

(1) The Reporting Person, Eric Kotch personally owns 15,003,723 shares and through his wife, Andrea Kotch, is the beneficial owner of the 11,621,575 shares owned by ARMK, LLC. ARMK, LLC is owned 100% by Andrea Kotch, the wife of Eric Kotch.

(2) This percentage is calculated based on 288,310,951 shares of common stock outstanding, calculated based on: (i) the Issuer’s Form 10-Q for the quarter ended May 31, as filed with the SEC on July 21, 2014, in which the Issuer reported that there were 253,722,308 shares of common stock outstanding as of July 21, (ii) the 15,000,000 shares issued to the Reporting Person pursuant to the exercise of his warrant, as disclosed herein and (iii) other information provided by the Issuer.

EXPLANATION

This Amendment No. 2 relates to the exercise by the Reporting Person, on September 15, 2014, of his stock purchase warrant in which he received 15,000,000 shares of common stock of the Issuer. As disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 10, 2014, this Warrant was issued in connection with the terms of the Executive Agreement dated March 5, 2014.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of OSL HOLDINGS INC., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1669 Edgewood Road, Suite 214, Yardley, PA 19067.

Item 2. Identity and Background.

(a)	This statement is filed by and on behalf of Eric Kotch.

(b)	Mr. Kotch’s principal business address is 258 Washington Avenue, Tappan, NY 10983.

(c)	Until April 10, 2014, Mr. Kotch was the Chief Financial Officer, Treasurer, Secretary and Director of the Issuer. Currently, Mr. Kotch’s principal business is personal investing.

(d)	During the last five years, Mr. Kotch has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Kotch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kotch is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of common stock through the cashless exercise of his stock purchase warrant dated March 5, 2014. As disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 10, 2014, this Warrant was issued in connection with the terms of the Executive Agreement dated March 5, 2014.

Item 4. Purpose of Transaction.

Mr. Kotch holds the Issuer’s securities for investment purposes. Mr. Kotch intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock. Mr. Kotch does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Kotch beneficially owns 26,625,298 shares of Common Stock of the Issuer (through personal ownership of 15,003,723 shares and attribution through ARMK, LLC of 11,621,575 shares, as described in footnote 1, above), representing approximately 9.23% of the outstanding shares of Common Stock. The denominator used to calculate the foregoing percentage is the sum of: (i) the number of shares of Common Stock outstanding as of July 21, 2014, as reported on the Issuer’s Form 10-Q for the quarter ended May 31, 2014 as filed with the Securities and Exchange Commission on July 21, 2014, (ii) 15,000,000 shares of common stock issued by the Issuer to the Reporting Person on September 15, 2014 pursuant to the exercise of his warrant described hererin, and (iii) other information provided by the Issuer.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Mr. Kotch has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	Except as reported herein, Mr. Kotch has not affected any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference. Mr. Kotch (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2014

/s/ Eric Kotch
Eric Kotch